

02007445

3-11-02

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UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 01 2002

SEC FILE NUMBER
8-51649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIC EUROSECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIELLE BELLANGER (212) 715-4543
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATER ~~WATER~~HOUSE COOPERS, LLP.
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIELLE BELLANGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIC EUROSECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT AND CEO

Title

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2002



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIC EuroSecurities, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
CIC EuroSecurities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CIC EuroSecurities, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 22, 2002

CIC EuroSecurities, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 720,106
Clearing deposit	108,934
Due from affiliate	19,638
Total assets	$ 848,678
Liabilities and Stockholder's Equity	
Due to affiliates	$ 241,156
Accounts payable and accrued expenses	210,250
Total current liabilities	451,406
Subordinated borrowings	1,000,000
Stockholder's equity	
Common stock: $.01 par value; authorized 100 shares; 100 shares issued and outstanding	1
Additional paid-in capital	1,499,999
Accumulated deficit	(2,102,728)
Total stockholder's equity	(602,728)
Total liabilities and stockholder's equity	$ 848,678

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

CIC EuroSecurities, Inc. (the "Company") is a wholly owned subsidiary of CIC Securities, a French company (the "Parent"), formerly known as Societe Europeenne d'Intermediation Financiere et Boursiere ("EIFB").

Effective April 1, 2001, Credit Industriel et Commercial, "CIC", a French Company and the prior parent, transferred its interest in the Company to its wholly owned subsidiary, EIFB. EIFB subsequently changed its name to CIC Securities in December 2001.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company assists CIC in arranging financing with U.S. institutional customers and counterparties. Such financing arrangements are in the form of securities borrowings, lendings, or repurchase agreements. The Company receives an arrangement fee from CIC based upon the volume of financing arranged.

The Company is engaged in full service brokerage as an agent or riskless principal in the purchase and sale of equity securities of foreign corporate issuers including equity products (e.g., listed options on European stocks (on foreign exchanges), listed equity options on European indexes, European basket indexes) as well as convertible securities.

The Company acts as an introducing broker on behalf of its customers in the purchase and sale of stock index futures.

All securities transactions are cleared through a U.S. clearing broker on a fully disclosed basis; accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to these securities.

2. Basis of Presentation and Summary of Significant Accounting Policies

The financial statements are presented in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes

Income taxes are reported in accordance with the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more likely than not criterion is met, that is, when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and cash equivalents

Cash and cash equivalents aggregating $720,106 consist of deposits and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of 3 months or less to be cash equivalents.

All of the Company's cash and cash equivalents are held at a New York financial institution.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments including trade receivables and payables approximates the carrying value due to their short-term nature. The fair value of subordinated debt from CIC and the Parent is not practicable to estimate as it is a related party transaction.

4. Transactions with Related Parties

The Parent has guaranteed the ongoing operations of the Company for no less than a year beginning February 19, 2002.

The Company derived its commission revenue in 2001 from (1) arranging financing for CIC with U.S. customers and (2) from acting as an agent in the purchase and sale of equity securities of foreign corporate issuers and related product sales.

The Company is a party to an administrative services agreement with CIC, through its New York Branch (the "Branch"). The Branch provides the Company with certain services in the area of human resources and payroll administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment. There is $160,160 and $150,000 included in due to affiliates and accounts payable and accrued expenses under the terms of this agreement.

During the period January 1, 2001 to March 31, 2001, the Company had a cooperation agreement with EIFB whereby EIFB reimbursed the Company for certain compensation and expense costs related to designated representatives in the European equities business. In addition, the Company paid EIFB 80% of the commissions earned by such representatives.

The Parent, under a research distribution agreement with the Company, receives 33% of commissions earned by designated representatives in the European equities business. Due to affiliates includes $80,996 of commissions payable under the terms of this agreement at December 31, 2001.

5. Subordinated Borrowings

The loans under subordinating agreements at December 31, 2001 are as follows:

- $500,000 four-year term loan with CIC maturing September 14, 2003, accruing interest at 6%;
- $500,000 three-year term loan with the Parent maturing November 30, 2004, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2001 the interest rate was 3.56%.

The subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such loans are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Statement of Financial Accounting Standard ("FAS") No. 109 "Accounting for Income Taxes". FAS 109 requires the asset and liability method of accounting for income taxes.

At December 31, 2001, the Company had federal, state and local deferred tax assets of approximately $794,000 and no deferred tax liabilities. The deferred tax assets primarily reflect the tax effect of net operating loss carryforwards, non-deductible related party interest expense, start-up expenditures and state and local income taxes. Since based on available evidence, it is more likely than not that the deferred tax assets will not be realized, a full valuation allowance has been established against the deferred tax assets.

As of December 31, 2001, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $1,833,000 and $893,000, respectively. Such net operating loss carryforwards are available to offset future Federal and New York State taxable income, if any, through the years ending 2021.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2001 the Company had net capital of $367,322 which was $117,322 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 1.23 to 1.

8. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors
and Stockholder of
CIC EuroSecurities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CIC EuroSecurities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002